EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net Income

Five years ended June 30,

	2012	2011	2010	2009	2008
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,172,589	2,151,443	2,129,417	2,107,643	2,079,734

Net income	$4,390,268	$3,857,537	$3,564,962	$2,733,240	$3,421,869

Per share-basic	$2.02	$1.79	$1.67	$1.30	$1.65

DILUTED
Weighted average
number of primary
shares outstanding	2,203,060	2,176,299	2,137,799	2,113,798	2,103,836

Net effect of
dilutive stock
options based on
treasury stock
method	30,471	24,856	8,382	6,155	24,102

Net income	$4,390,268	$3,857,537	$3,564,962	$2,733,240	$3,421,869

Per share-diluted	$1.99	$1.77	$1.67	$1.29	$1.63

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